FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

Item 1: Form 6-K dated February 15, 2013 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: February 15, 2013

Jaguar Land Rover Automotive plc

Interim Report

for the three months and nine months ended 31 December 2012

This report uses:

Group, Company, Jaguar Land Rover and JLR to refer to Jaguar Land Rover Automotive plc and its subsidiaries.

EBITDA – measured as earnings before tax add back depreciation, amortisation, finance income, finance expense and foreign exchange gains/losses.

FY13 – Year ended 31 March 2013

FY12 – Year ended 31 March 2012

H1 – 6 months ended 30 September

Q3 – 3 months ended 31 December

Q2 – 3 months ended 30 September

Q1 – 3 months ended 30 June

JLR key metrics

Retail volumes

Revenue

EBITDA

Net income

Guidance Notes:

•	Net Income is after providing for mark to market losses on un-hedged commodity and foreign exchange derivatives

•	EBITDA – measured as earnings before tax add back depreciation, amortisation, finance income, finance expense and foreign exchange gains/losses.

LA motor show launch of the XFR-S

Launched at the Los Angeles motor show, the XFR-S is Jaguar’s fastest, most powerful and agile sports saloon ever. The second model in Jaguar’s ultra-high performance R-S range, the XFR-S joins its XKR-S sibling in the exclusive 300km/h club and is a vivid expression of Jaguar’s longstanding and legendary sports saloon lineage.

The XFR-S incorporates engineering features from both the XKR-S and the all-new F-TYPE two-seater sports car to create the most driver-focused, agile and responsive iteration of Jaguar’s award-winning XF saloon range. The XFR-S has been developed by Jaguar Land Rover’s specialist ETO division – its bespoke powertrain, chassis and body enhancements enabling it to push the performance boundaries.

Electrifying performance is provided by the 5.0-litre supercharged V8 petrol engine which now boasts 550PS and 680Nm – up 40PS and 55Nm respectively over its XFR installation. The increases have been achieved through revisions to the engine management system and optimisation of the flow of air both into and out of the engine.

Adrian Hallmark, Jaguar’s global brand director said, “Sporting character is evident in all Jaguar saloons. In the XFR-S that character has been amplified, the result being a truly engaging car with a combination of technical innovation, assertive design and staggering performance that will satisfy the most demanding of drivers.”

Race2Recovery complete Dakar rally

Race2Recovery, the group of predominantly injured soldiers who formed a rally team to raise funds for Forces charities, were today celebrating the sensational achievement of becoming the first ever disability team to complete the world’s toughest race – the Dakar Rally.

The team’s Land Rover Defender-based Wildcat race vehicle of driver Major Matt O’Hare and co-driver Corporal Phillip Gillespie, crossed the finish line in Santiago, Chile, to signal the end of an extraordinary two weeks of racing.

The team, sponsored by Land Rover which provided off-road training, parts, Discovery support vehicles and financial support, was elated as they crossed the line. Major O’Hare and Corporal Gillespie were quick to praise their teammates, including the mechanics and support team, as they spoke shortly after completing the final stage. Major O’Hare, 32, originally from Hereford, said: “It’s not quite sinking in that we’ve actually done it. I’m ecstatic and am so proud and pleased for the whole Race2Recovery team. Our mechanics and support team have kept us in the race and their work and dedication was second to none. Our other drivers and co-drivers who were forced to retire earlier in the race became an integral part of the support team as we continued the challenge and so this really is a team success. To complete the Dakar Rally is an incredible achievement in itself, but to become the first ever disability team to cross that finish line lifts the achievement to a whole other level.”

Management’s discussion and analysis of financial condition and results of operations

Jaguar Land Rover has continued to realise strong sales growth with overall retail sales of 89,000, up 11,000 units from Q3 FY12.

Land Rover sales are up 12,000 units reflecting continuing growth in Range Rover Evoque as well as increased sales of Land Rover Freelander and Range Rover Sport, offset partially by run out of the old Range Rover in advance of the new Range Rover starting to go on retail sale in December. Jaguar retails are down 1,000 units reflecting weakness in the XJ segment in advance of the full start of new smaller engine and all-wheel drive options in the XJ and XF as well as the new XF Sportbrake.

Volumes have increased in all our sales regions other than North America.

Strong growth has continued in China and China is now equal with Europe as our largest retail and wholesale market for the 9 months ended 31 December 2012. Land Rover market share in China has increased to over 10% in the quarter and the new Range Rover Evoque has continued to drive sales.

While overall Jaguar Land Rover volumes in Europe are up from a year ago and European financial markets have stabilised over the past 6 months, conditions in the European car market continue to be difficult, particularly in Italy and Spain.

EBITDA margins for Q3 FY13 were 14.0% (9 months to 31 December: 14.4%), broadly the level seen over the previous two years, although down compared to an exceptionally strong Q3 FY12.

The company has also benefitted from lower metal commodity prices in the quarter compared to FY12. Since Q2 FY13, prices are showing signs of hardening as growth picks up in China and economic recovery continues in the US.

General trends in performance (including results of operations)

Results and prospects

Revenue for Q3 FY13 was £3,804 million, compared to £3,749 million in Q3 FY12.

EBITDA was £533m with a margin of 14.0%, in line with the previous quarters in the current fiscal year and down £106m from an exceptionally strong Q3 FY12. This reflects product mix, with higher Evoque and Freelander volumes, run out of the previous Range Rover, launch costs of the new Range Rover and continued growth in product investment and related costs to support future business growth.

PBT was £404 million in the current quarter, from £509 million in the quarter a year ago. The lower PBT reflects lower EBITDA and £33 million increased depreciation and amortisation, partially offset by £39 million gain in interest related to the mark to market of the call options in bonds issued by JLR.

The effective tax rate has risen to 27%, compared to 23% at Q3 FY12 following the full recognition of a net UK deferred tax asset in the company in Q4 FY12.

Cash flow

Free cash outflow of £132 million in the quarter reflects investment spending and working capital timing effects (eg new Range Rover launch).

Net cash provided by operating activities was £314 million in the quarter compared to £717 million during Q3 FY12, reflecting lower EBITDA, working capital timing effects and other items.

Net cash used in investing activities was £371 million in the quarter (Q3 FY12: £332 million). Of this, £75 million relates to a reduction in bank deposits with maturities of over 3 months, classified as short-term deposits (not included in reported free cash flow). Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £496 million in the quarter compared to £316 million in Q3 FY12. The Company’s capital expenditure relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products.

Cash from financing activities was £97 million in the quarter compared to cash used of £38 million in Q3 FY13. Cash from financing activities in the 3 month period reflects a £146 million increase in short-term debt. Cash used in financing activities in Q3 FY12 reflected £24 million of debt increase.

Growth strategy and capital investment

The Company continues to invest significantly in capital spending and expects capital spending, including R&D, to be in the region of £2 billion in FY13, approximately 50% for R&D and 50% on tangible fixed assets.

Given the significant growth in our sales and profitability, with a strong cash and liquidity position, we plan to increase capital spending to develop new products, invest in new powertrains, grow our manufacturing footprint in China and explore manufacturing opportunities in other markets. As a result, we expect that our capital spending could increase to the region of £2.75 billion in FY14.

Overall strong volume growth

Total retail volumes were 88,658 units for the quarter, an increase of 13% compared to Q3 FY12. Retail volumes for Q3 FY13 were 11,980 units for Jaguar and 76,678 for Land Rover. Land Rover’s volume compared to the equivalent quarter in the prior year increased 11,391 (17%) whilst Jaguar’s volume was down 1,026 (8%).

The increase for Land Rover was driven primarily by the Range Rover Evoque and the Freelander but also the Range Rover Sport. The Range Rover Evoque, which was launched in Q2 FY12, achieved retail volumes of 28,039 in the quarter, compared to 19,614 in the prior year, which was its first full quarter of sales. Sales of prior model Range Rover continued to run out with the first retail sales of the all new Range Rover starting in December in the UK and US. Land Rover Sales were up across all JLR major sales regions other than the US (reflecting run out of Range Rover) although volumes were down in Southern Europe (Italy and Spain), reflecting the economic weakness in those markets and in Brazil following a new tax introduced in March 2012.

The lower Jaguar volumes primarily reflect challenging conditions in the XJ and XK segments in most markets. The XF Sportbrake, as well as smaller engine and AWD derivatives of the XF and XJ commenced sales in late Q3 FY13.

Wholesale volumes for Q3 FY13 were 94,828 units, an increase of 10% on the equivalent quarter in the prior year. At a brand level, wholesale volumes were 15,053 units for Jaguar and 79,785 units for Land Rover.

Performance in key geographical markets on retail basis

United States

The US economic situation continues to show signs of recovery in the current quarter, but uncertainty remains due to negotiations on spending and deficit levels needing to be completed over the next few months.
Jaguar retail volumes for the quarter fell by 555 units compared to Q3 FY12, mainly due to lower XK sales.
The US premium car segment volumes increased by 11% in the last 12 months, with Jaguar’s share broadly flat over the period whilst the market environment continues to be competitive with a trend towards smaller engines.

The 13 model year line up of JLR products includes smaller engine derivatives and AWD versions,, with retail sales fully starting in Q4 FY13.

Land Rover retail volumes for the quarter fell by 3% compared to Q3 FY12, mainly driven by run-out of the old Range Rover, with sales of the new Range Rover beginning in December 2012.

The US premium SUV segment volumes were up 17% in the last 12 months, with Land Rover participating in this growth, whilst maintaining market share over the period.

US combined total retail volumes for the quarter were 15,737 units, down 6% compared to Q3 FY12

UK

The UK economy has continued to be challenging with GDP remaining flat over the past 12 months. The outlook for the UK is uncertain, although the financial markets of the UK’s largest trading partners in Europe have stabilised in the last 6 months.

The UK premium car segment volumes increased by 3% in the last 12 months, although started to fall away from September. Jaguar shares are up for all models, reflecting the improvement in the 13 model year CO2 emissions and despite significant financial support offered by competitors. The 2.2l diesel has now been available in the XF for 12 months and the new Sportbrake XF is starting to be sold.

The UK premium SUV segment volumes increased by 21% in the last 12 months, with the Land Rover market share up, primarily reflecting the Range Rover Evoque but also supported by all other models, except the old Range Rover, which is running-out.

Jaguar and Land Rover combined retails were 13,969 units in the quarter, up 11% compared to Q3 FY12. Jaguar retail volumes increased by 21% and Land Rover retail volumes were up by 8%.

Europe (excluding Russia and UK)

European financial markets have stabilised in the past six months, although macro-economic pressures continue, with recession in a number of countries and a slowdown in Germany and France. Credit rating agencies continue to be negative about Euro area prospects, and the European car industry is expected to have reduced volumes in the current year in all European markets.

Combined total retail volumes in the quarter for the Europe region were 19,985, an increase of 7% compared to Q3 FY12. The increase reflects growth in the Range Rover Evoque with other models being marginally down.

Jaguar retail volumes in the Europe region for the quarter fell by 391 units reflecting softer industry volumes.

Land Rover retail volumes within the Europe region for the quarter increased by 10% to 17,705.

In Germany, Land Rover market share increased by 0.4%, whilst Jaguar grew by 0.7%.

China

The Chinese economy continues to grow strongly, although at a slower rate.

China’s premium car segment volumes increased by 20% in the last 12 months. Jaguar volumes were down 388 units, primarily reflecting 12 model year run-out on XF and XJ and prior to the introduction of the 2.0L XF and XJ.
The premium SUV segment increased by 21% in the last 12 months, with Land Rover’s share increasing 3% to over 10% due to the introduction of the Range Rover Evoque, alongside growth in other models.
Combined total retail volumes were 19,731 units in the quarter.

China was the 2nd largest retail market and wholesale market for the company in the period and, tied with Europe, the largest market for the 9 months to December 2012.

Asia Pacific

The Asia pacific region has continued to show economic growth.
Total Asia Pacific retail volumes for the quarter were 4,319 units, up 36% with volumes in Australia up 29%
Jaguar retail volumes for the quarter fell by 115 units to 808 compared to Q3 FY12, mainly due to XJ demand
Land Rover retail volumes for the quarter increased to 3,145 (56%) compared to Q3 FY12.

Business risks and mitigating factors

As discussed on pages 21-30, and elsewhere, of the Annual Report 2011-12 of the Company, Jaguar Land Rover is exposed to various business risks including the uncertainty of global economic conditions, fluctuations of currency exchange rates and raw material prices.

Employees

At the end of Q3 FY13, Jaguar Land Rover employed 25,683 people worldwide including agency personnel (Q3 FY12: 21,447). Approximately 1,000 of the people employed are in overseas markets.

Liquidity and capital resources

As at 31 December 2012, the Company had cash and cash equivalents of £1,841 million, bank deposits with maturities of greater than 3 months of £300 million and undrawn committed facilities of £991 million. The total amount of cash and cash equivalents includes an amount of £581 million in subsidiaries of Jaguar Land Rover outside the United Kingdom. A portion of this amount is subject to constraints in certain countries which restrict or impede the ability of the Company’s subsidiaries in those countries to transfer cash across the group, other than through annual dividends.

On 28 January 2013, the company successfully launched an additional bond offering of $500 million at 5.625% over 10 years.

Borrowings

The following table shows details of the Company’s financing arrangements as at 31 December 2012.

Facility	Facility amount	Maturity	Outstanding as at 31 December 2012	Undrawn as at 31 December 2012
	£ in millions		£ in millions	£ in millions
Committed
£500m Senior Notes 8.125% 2018	500.0	2018	500.0	—
£500m Senior Notes 8.25% 2020	500.0	2020	500.0	—
$410m Senior Notes 7.75% 2018	253.6	2018	253.6	—
$410m Senior Notes 8.125% 2021	253.6	2021	253.6	—
Revolving 3 & 5 year credit facilities	795.0	2014-16	—	795.0
Other financing loans	202.8	2012-14	136.8	66.0
Receivables factoring facilities	276.5	2013	146.2	130.3

Subtotal	2,781.5		1,790.2	991.3

Uncommitted
Receivables factoring facilities	123.7	—	—	123.7
Other facilities	124.6	—	124.6	—

Subtotal	248.3		124.6	123.7

Capitalised costs	—	—	(28.6)	—

Total	3,029.8	—	1,886.2	1,115.0

Acquisitions and disposals

There were no material acquisitions or disposals in the period.

Off-balance sheet financial arrangements

The Company has no off-balance sheet financial arrangements other than commitments disclosed in the condensed interim financial statements.

Consolidation of operating companies and change of names

For operational convenience, the two operating subsidiary companies, Jaguar Cars Limited and Land Rover, were consolidated into one operating company under the name of Jaguar Land Rover Limited effective January 1 2013. The company’s name was also changed to Jaguar Land Rover Automotive plc.

Board of Directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director, Chief Executive Officer

Cyrus P Mistry	Chairman and Director	2012
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Nasser Mukhtar Munjee	Director	2012
Chandrasekaren Ramakrishnan	Director	2013

Condensed consolidated income statement

for the three months ended 31 December 2012 (unaudited)

		Three months ended 31 December 2012			Three months ended 31 December 2011
	Note	Trading result £m	Non- operating result £m	Total	Trading result £m	Non- operating result £m	Total

Revenue		3,803.6	—	3,803.6	3,749.1	—	3,749.1

Material and other cost of sales		(2,409.2)	—	(2,409.2)	(2,386.1)	—	(2,386.1)
Employee cost		(353.6)	—	(353.6)	(254.4)	—	(254.4)
Other expenses		(747.3)	—	(747.3)	(664.6)	—	(664.6)
Net impact of commodity derivatives		—	(1.8)	(1.8)	—	(2.7)	(2.7)
R&D costs capitalised	2	229.4	—	229.4	190.7	—	190.7
Other income		12.3	—	12.3	7.4	—	7.4
Depreciation and amortisation		(169.2)	—	(169.2)	(135.9)	—	(135.9)
Foreign exchange (loss) / gain	3	(7.5)	—	(7.5)	35.0	—	35.0
MTM on derivatives not hedge accounted	3	—	18.3	18.3	—	(21.1)	(21.1)
Net finance income / (expense) (net of capitalised interest)	4	29.8	—	29.8	(8.4)	—	(8.4)
Share of JV loss		(1.0)	—	(1.0)	—	—	—

Net income before tax		387.3	16.5	403.8	532.8	(23.8)	509.0
Income tax expense		(103.9)	(3.8)	(107.7)	(115.8)	—	(115.8)

Net income attributable to shareholders		283.4	12.7	296.1	417.0	(23.8)	393.2

Condensed consolidated income statement

for the nine months ended 31 December 2012 (unaudited)

		Nine months ended 31 December 2012			Nine months ended 31 December 2011
	Note	Trading result £m	Non- operating result £m	Total	Trading result £m	Non- operating result £m	Total

Revenue		10,730.1	—	10,730.1	9,367.5	—	9,367.5

Material and other cost of sales		(6,834.4)	—	(6,834.4)	(6,062.4)	—	(6,062.4)
Employee cost		(968.6)	—	(968.6)	(699.5)	—	(699.5)
Other expenses		(2,113.7)	—	(2,113.7)	(1,761.7)	—	(1,761.7)
Net impact of commodity derivatives		—	(1.8)	(1.8)	—	(14.6)	(14.6)
R&D costs capitalised	2	662.2	—	662.2	556.9	—	556.9
Other income		72.1	—	72.1	35.2	—	35.2
Depreciation and amortisation		(409.4)	—	(409.4)	(342.3)	—	(342.3)
Foreign exchange (loss) / gain	3	(15.9)	—	(15.9)	59.6	—	59.6
MTM on derivatives not hedge accounted	3	—	26.4	26.4	—	(102.0)	(102.0)
Net finance income / (expense) (net of capitalised interest)	4	21.1	—	21.1	(60.4)	—	(60.4)
Share of JV loss		(1.0)	—	(1.0)	—	—	—

Net income before tax		1,142.5	24.6	1,167.1	1,092.9	(116.6)	976.3
Income tax expense		(324.2)	(5.7)	(329.9)	(191.1)	—	(191.1)

Net income attributable to shareholders		818.3	18.9	837.2	901.8	(116.6)	785.2

Condensed consolidated statement of comprehensive income

for the three and nine months ended 31 December 2012

	Three months ended 31 December 2012 (unaudited)	Three months ended 31 December 2011 (unaudited)	Nine months ended 31 December 2012 (unaudited)	Nine months ended 31 December 2011 (unaudited)
	£m	£m	£m	£m

Net income attributable to shareholders	296.1	393.2	837.2	785.2

Other comprehensive income (OCI):

Actuarial gains and losses	(92.1)	(97.4)	(116.0)	(146.4)
Cash flow hedges booked into OCI	(114.6)	(91.1)	162.2	(128.9)
Cash flow hedges moved from OCI and recognised in the income statement	95.6	(5.5)	47.8	(36.9)
Taxation booked through OCI	25.6	69.5	(28.2)	69.5

Total other comprehensive (loss) / profit for the period	(85.5)	(124.5)	65.8	(242.7)

Total comprehensive income for the period attributable to shareholders	210.6	268.7	903.0	542.5

Condensed consolidated balance sheet

at 31 December 2012

		31 December 2012	31 March 2012
	Note	£m (unaudited)	£m (audited)
Non-current assets
Investments		2.0	1.4
Other financial assets		235.6	106.9
Property, plant and equipment		2,083.5	1,585.9
Pension asset	17	0.9	1.9
Intangible assets		3,390.2	2,801.0
Other assets		8.3	11.5
Deferred income taxes		395.8	473.8

Total non-current assets		6,116.3	4,982.4

Current assets
Cash and cash equivalents		1,841.3	2,430.4
Short term deposits		300.0	—
Trade receivables		696.9	662.2
Other financial assets	6	247.8	182.8
Inventories	7	1,832.2	1,496.8
Other current assets	8	332.4	457.0
Current income tax assets		21.2	5.5

Total current assets		5,271.8	5,234.7

Total assets		11,388.1	10,217.1

Current liabilities
Accounts payable		3,466.6	3,284.7
Short term borrowings and current portion of long term debt	14	404.4	489.7
Other financial liabilities	11	269.1	312.7
Provisions	12	305.1	279.5
Other current liabilities	13	598.9	559.3
Current income tax liabilities		137.7	115.2

Total current liabilities		5,181.8	5,041.1

Non-current liabilities
Long term debt	14	1,481.9	1,484.4
Other financial liabilities	11	48.6	72.5
Non-current income tax liabilities		—	18.3
Deferred income taxes		65.6	0.5
Other Liabilities		20.9	4.8
Provisions	12	912.2	671.3

Total non-current liabilities		2,529.2	2,251.8

Total liabilities		7,711.0	7,292.9

Condensed consolidated balance sheet (continued)

at 31 December 2012

		31 December 2012	31 March 2012
	Note	£m (unaudited)	£m (audited)
Equity attributable to equity holders of the company
Ordinary shares		1,500.6	1,500.6
Capital redemption reserve		166.7	166.7
Reserves/(accumulated deficit)	15	2,009.8	1,256.9

Equity attributable to equity holders of the company		3,677.1	2,924.2

Total liabilities and equity		11,388.1	10,217.1

These condensed consolidated interim financial statements were approved by the board of directors.

Company registered number: 6477691

Condensed consolidated statement of changes in equity

for the nine months ended 31 December 2012

	Ordinary shares	Capital redemption reserve	Reserves / accumulated deficit	Total equity
	£m	£m	£m	£m

Balance at 31 March 2012 (audited)	1,500.6	166.7	1,256.9	2,924.2

Net income for the nine months	—	—	837.2	837.2
Other comprehensive loss for the nine months	—	—	65.8	65.8

Total comprehensive income for the period	—	—	903.0	903.0
Dividend paid	—	—	(150.1)	(150.1)

Balance at 31 December 2012 (unaudited)	1,500.6	166.7	2,009.8	3,667.1

	Ordinary shares	Capital redemption reserve	Reserves / accumulated deficit	Total equity
	£m	£m	£m	£m

Balance at 31 March 2011 (audited)	1,500.6	166.7	(191.9)	1,475.4

Net income for the nine months	—	—	785.2	785.2
Other comprehensive loss for the nine months	—	—	(242.7)	(242.7)

Total comprehensive income for the period	—	—	542.5	542.5

Balance at 31 December 2011 (unaudited)	1,500.6	166.7	350.6	2,017.9

Condensed consolidated cash flow statement

for the nine months ended 31 December 2012

	Nine months ended 31 December 2012 (unaudited)	Nine months ended 31 December 2011 (unaudited)
	£m	£m

Cash flows from operating activities
Net income attributable to shareholders	837.2	785.2
Depreciation and amortisation	409.4	342.3
Loss on sale of assets	0.8	3.1
Foreign exchange (gain) / loss loans	(5.8)	34.9
Income tax expense	329.9	191.1
Gain on embedded derivative	(39.1)	—
Finance expense	2.4	71.4
Finance income	(24.5)	(11.0)
Exchange (gain) / loss on derivatives	(26.4)	118.1
Share of joint venture profit	0.3	(0.2)

Cash flows from operating activities	1,484.2	1,534.9

Movement in trade receivables	(34.7)	(63.2)
Movement in finance receivables	(1.8)	—
Movement in other financial assets	19.4	8.7
Movement in other current assets	123.5	(133.2)
Movement in inventories	(335.4)	(318.3)
Movement in other non-current assets	1.3	0.9
Movement in accounts payable	85.9	332.4
Movement in other current liabilities	55.9	318.2
Movement in other financial liabilities	1.5	46.7
Movement in non-current liabilities	93.8	(20.9)
Movement in provisions	56.8	61.3

Cash generated from operations	1,550.5	1,767.5
Income tax paid	(226.4)	(65.0)

Net cash from operating activities	1,324.1	1,702.5

Cash flows used in investing activities
Investment in JV	(1.0)	(0.8)
Change in restricted deposit	64.2	(56.7)
Finance income received	19.2	11.4
Investments in short term deposits	(300.0)	—
Purchases of property, plant and equipment (net)	(595.0)	(478.2)
Acquisition of intangible assets	(721.5)	(559.2)

Net cash used in investing activities	(1,534.1)	(1,083.5)

Condensed consolidated cash flow statement (continued)

for the nine months ended 31 December 2012

	Nine months ended 31 December 2012 (unaudited)	Nine months ended 31 December 2011 (unaudited)
	£m	£m
Cash flows (used in) / from financing activities
Finance expense and fees paid	(140.9)	(108.1)
Proceeds from issuance of short-term debt	112.0	20.0
Repayment of short-term debt	(197.0)	(604.6)
Payment of lease liabilities	(3.1)	(3.1)
Proceeds from issuance of long-term debt	—	1,000.0
Repayment of long-term debt	—	(264.4)
Dividends paid	(150.1)	—

Net cash from financing activities	(379.1)	39.8

Net change in cash and cash equivalents	(589.1)	658.8
Cash and cash equivalents at beginning of nine months	2,430.4	1,028.3

Cash and cash equivalents at end of nine months	1,841.3	1,687.1

Notes (forming part of the condensed interim financial statements)

1	Accounting policies

Basis of preparation

The information for the nine months ended 31 December 2012 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover plc have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting’ under International Financial Reporting Standard (referred to as “IFRS”) as approved by the European Union (‘EU’). There were no difference between these accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements have been prepared on historical cost basis except for certain financial instruments held at fair value.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2012, which were prepared in accordance with IFRS as adopted by the EU. There were no difference between those accounts and the accounts for the group prepared under IFRS as adopted by the IASB.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibility section of the group’s annual report for the year ended 31 March 2012.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2012, as described in those financial statements.

Notes (continued)

2	Research and development

	Three months ended 31 December 2012 (unaudited)	Three months ended 31 December 2011 (unaudited)	Nine months ended 31 December 2012 (unaudited)	Nine months ended 31 December 2011 (unaudited)
	£m	£m	£m	£m

Total R&D costs	275.0	234.2	806.4	660.8
R&D expensed	(45.6)	(43.5)	(144.2)	(103.9)

R&D costs capitalised	229.4	190.7	662.2	556.9
Interest capitalised	24.3	19.7	84.6	51.2

Total R&D additions to intangible assets	253.7	210.4	746.8	608.1

3	Foreign exchange

	Three months ended 31 December 2012 (unaudited)	Three months ended 31 December 2011 (unaudited)	Nine months ended 31 December 2012 (unaudited)	Nine months ended 31 December 2011 (unaudited)
	£m	£m	£m	£m

Trading foreign exchange (loss) / gain	(2.5)	40.0	(18.3)	93.4
Foreign exchange (loss) / gain on foreign currency denominated borrowings	(5.0)	(5.0)	2.4	(33.8)

Foreign exchange before MTM	(7.5)	35.0	(15.9)	59.6
Gain / (loss) on mark to market of foreign exchange derivative instruments not designated in a hedge relationship	18.3	(21.1)	26.4	(102.0)

Total foreign exchange gain / (loss)	10.8	13.9	10.5	(42.4)

Mark to market on foreign exchange derivative instruments represents economic hedges. These instruments, however do not meet the treatment for hedge accounting under IFRS.

Notes (continued)

4	Finance income and expense

Recognised in net income

	Three months ended 31 December 2012 (unaudited)	Three months ended 31 December 2011 (unaudited)	Nine months ended 31 December 2012 (unaudited)	Nine months ended 31 December 2011 (unaudited)
	£m	£m	£m	£m

Finance income	7.9	3.6	24.5	11.0

Total finance income	7.9	3.6	24.5	11.0

Total finance expense on financial liabilities measured at amortised cost	(41.5)	(29.8)	(125.8)	(123.6)
Impact of discount on provisions	—	(1.9)	(1.3)	1.0
Finance expense transferred to capitalised product development	24.3	19.7	84.6	51.2

Total finance expense	(17.2)	(12.0)	(42.5)	(71.4)

Embedded derivative value	39.1	—	39.1	—

Total finance income/(expense)	29.8	(8.4)	21.1	(60.4)

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 8.1% (nine months to 31 December 2011: 6.4%)

The company bifurcated and recognised an embedded derivative from the Euro MTF listed bond host contract in line with applicable IFRS reporting standards. The fair value gain recognised through the income statement for the nine months to 31 Dec is £39.1m.

5	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

	31 December 2012 (unaudited) £m	31 March 2012 (audited) £m

At beginning of period	13.2	10.1
Allowance made in the period	0.7	4.6
Allowance released in the period	(7.2)	(1.5)

At end of period	6.7	13.2

Notes (continued)

6	Other financial assets – current

	31 December 2012 (unaudited)	31 March 2012 (audited)
	£m	£m

Advances and other receivables recoverable in cash	26.1	0.1
Derivative financial instruments	113.5	48.4
Restricted cash	101.7	131.4
Other	6.5	2.9

	247.8	182.8

7	Inventories

	31 December 2012 (unaudited)	31 March 2012 (audited)
	£m	£m

Raw materials and consumables	51.9	62.3
Work-in-progress	254.3	169.4
Finished goods	1,526.0	1,265.1

	1,832.2	1,496.8

8	Other current assets

	31 December 2012 (unaudited)	31 March 2012 (audited)
	£m	£m

Prepaid expenses	93.7	48.2
VAT	238.7	408.8

	332.4	457.0

9	Taxation

Income tax is charged at the best estimate of the effective annual rate expected to apply for the full year at each subsidiary undertaking for the 3 and 9 month periods.

10	Capital expenditure

Capital expenditure in the period was £690.8 million (9 month period to 31 December 2011: £556.3 million) on fixed assets and £806.1 million (9 month period to 31 December 2011: £608.1 million) on intangible assets, mainly capitalised engineering. There were no impairments, material disposals or changes in use of assets.

Notes (continued)

11	Other financial liabilities

	31 December 2012 (unaudited)	31 March 2012 (audited)
	£m	£m
Current
Liabilities for vehicles sold under a repurchase arrangement	176.4	153.7
Finance lease obligations	4.3	4.7
Interest accrued	26.9	46.5
Derivative financial instruments	61.5	107.8

	269.1	312.7

Non-Current
Finance lease obligations	12.4	15.1
Derivative financial instruments	10.4	33.3
Other payables	23.9	24.1
VAT payable	1.9	—

	48.6	72.5

12	Provisions

	31 December 2012 (unaudited)	31 March 2012 (audited)
	£m	£m
Current
Product warranty	285.9	261.1
Product liability	18.0	16.2
Provision for residual risk	1.2	2.2

Total current	305.1	279.5

Non-current
Defined benefit obligations	526.3	326.9
Other retirement obligations	6.8	2.2
Product warranty	342.4	308.1
Provision for residual risk	17.0	13.9
Provision for environmental liability	19.7	20.2

Total non-current	912.2	671.3

Notes (continued)

12	Provisions (continued)

Product warranty

	31 December 2012 (unaudited) £m	31 March 2012 (audited) £m

Opening balance	569.2	503.1
Provision made during the period	257.7	371.5
Provision used during the period	(199.9)	(298.5)
Impact of discounting	1.3	(6.9)

Closing balance	628.3	569.2

Product liability

	31 December 2012 (unaudited) £m	31 March 2012 (audited) £m

Opening balance	16.2	19.1
Provision made during the period	7.3	17.2
Provisions used in the period	(5.5)	(20.1)

Closing balance	18.0	16.2

Residual risk

	31 December 2012 (unaudited) £m	31 March 2012 (audited) £m

Opening balance	16.1	7.0
Provision made during the period	2.5	9.1
Provisions used in the period	(0.4)	—

Closing balance	18.2	16.1

Environmental liability

	31 December 2012 (unaudited) £m	31 March 2012 (audited) £m

Opening balance	20.2	18.3
Provision made during the period	—	2.6
Provisions used in the period	(0.5)	(0.7)

Closing balance	19.7	20.2

Notes (continued)

12	Provisions (continued)

Product warranty provision

The group offers warranty cover in respect of manufacturing defects, which become apparent within a year and up to five years after purchase, dependent on the market in which the purchase occurred.

Product liability provision

A product liability provision is maintained in respect of known litigation which the group is party to.

Residual risk provision

In certain markets, the group shares responsibility for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental risk provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

13	Other current liabilities

	31 December 2012 (unaudited) £m	31 March 2012 (audited) £m

Liability for advances received	282.4	191.2
VAT payable	299.3	346.1
Others	17.2	22.0

	598.9	559.3

Notes (continued)

14	Interest bearing loans and borrowings

	31 December 2012 (unaudited) £m	31 March 2012 (audited) £m

Euro MTF listed bond	1,481.9	1,484.4
Loan from banks	404.4	332.6
Redeemable preference shares classified as debt	—	157.1
Finance lease liabilities	16.7	19.8

	1,903.0	1,993.9
Less:
Current portion of bank loans	(404.4)	(332.4)
Current portion of other loans	—	(157.3)

Total short term borrowings and current portion of long term debt	(404.4)	(489.7)
Current portion of finance lease liabilities	(4.3)	(4.7)

Long term debt	1,494.3	1,499.5

Presented as long-term debt	1,481.9	1,484.4
Presented as long-term finance lease in non-current other financial liabilities	12.4	15.1

15	Other reserves

The movement of reserves and accumulated deficit is as follows:

	Translation reserve	Hedging reserve	Pension reserve	Profit and loss reserve	Total reserves / accumulated deficit
	£m	£m	£m	£m	£m

Balance at 1 April 2012	(383.3)	(19.6)	(526.1)	2,185.9	1,256.9
Net income for the period	—	—	—	837.2	837.2
Cash flow hedges booked in equity	—	162.2	—	—	162.2
Cash flow hedges moved from equity and recognised in the income statement	—	47.8	—	—	47.8
Movements in employee benefit plan	—	—	(116.0)	—	(116.0)
Tax booked through other comprehensive income	—	(48.5)	20.3	—	(28.2)
Dividend paid	—	—	—	(150.1)	(150.1)

Balance at 31 December 2012	(383.3)	141.9	(621.8)	2,873.0	2,009.8

Notes (continued)

15	Other reserves (continued)

	Translation reserve	Hedge reserve	Pension reserve	Profit and loss reserve	Total reserves / accumulated deficit
	£m	£m	£m	£m	£m

Balance at 1 April 2011	(383.3)	21.8	(535.2)	704.8	(191.9)
Net income for the year	—	—	—	1,481.1	1,481.1
Movements in employee benefit plan	—	—	(149.9)	—	(149.9)

Cash flow hedges booked inequity	—	(35.6)	—	—	(35.6)

Cash flow hedges moved from equity and recognised in the income statement	—	(19.7)	—	—	(19.7)

Tax booked through other comprehensive income	—	8.5	159.0	—	167.5

Tax impact of items reclassified from other comprehensive income	—	5.4	—	—	5.4

Balance at 31 March 2012	(383.3)	(19.6)	(526.1)	2,185.9	1,256.9

16	Dividends

During the quarter ended 31 December 2012 a dividend of £nil million was paid on the ordinary shares. During the nine months ended 31 December 2012 an ordinary share dividend of £150.1 million was paid (three and nine months ended 31 December 2011 £nil).

Preference shares of £157 million were repaid in the nine months ended 31 December 2012, along with preference share dividends of £14 million (£nil for the quarter and nine months ended 31 December 2011).

Notes (continued)

17	Employee benefits

Jaguar Land Rover Limited and Land Rover, have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited, Land Rover, UK and overseas subsidiaries which operate defined benefit pension plans.

Change in net pension liability

	Nine months ended 31 December 2012 (unaudited)	Year to 31 March 2012 (audited)
	£m	£m

Net pension liability at beginning of the period	(325.0)	(289.6)
Service cost	(88.1)	(102.3)
Interest cost	(190.0)	(239.8)
Actuarial loss	(212.1)	(195.3)
Expected return on assets	167.3	240.2
Employer contributions and other changes	42.4	231.1
Prior service costs	(16.0)	(14.8)
Change in restriction on asset and onerous obligation	96.1	45.5

Net pension liability at end of period	(525.4)	(325.0)

Amount recognised in the balance sheet consists of

	31 December 2012 (unaudited)	31 March 2012 (audited)
	£m	£m

Present value of defined benefit obligations	(5,339.4)	(4,915.9)
Fair value of plan assets	4,833.9	4,706.9
Restriction on asset and onerous obligation	(19.9)	(116.0)

Net liability	(525.4)	(325.0)

Non-current assets	0.9	1.9
Non-current liabilities	(526.3)	(326.9)

Notes (continued)

17	Employee benefits (continued)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	December 2012	March 2012
	%	%
Discount rate	4.5	5.1
Rate of increase in compensation level of covered employees	3.4	3.8
Inflation increase	2.9	3.3
Expected rate of return on plan assets	4.9	4.8

For the valuation at 31 December 2012 and 31 March 2012, the mortality assumptions used are the SAPS base table, in particular S1PMA for males, S1PFA for females and the Light table for members of the Jaguar Executive Pension Plan, with a scaling factor of 90% for males and 115% for females for all members. There is an allowance for future improvements in line with the CMI (2010) projections and an allowance for long term improvements of 1.00% per annum.

Notes (continued)

18	Commitments and contingencies

In the normal course of business, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations, or cash flows.

Litigation

The group is involved in legal proceedings, both as plaintiff and as defendant and there are claims of £13.4 million (31 March 2012: £9.9 million) which management have not recognised as they are not considered probable.

Other claims

There are other claims against the group, the majority of which pertains to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers. There are tax matters in dispute of £Nil which the group has not provided for as it is not considered probable that these will be settled in an adverse position for the group.

Commitments

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £237.5 million (31 March 2012: £545.2 million)

The group has entered into various contracts with vendors and contractors which include obligations aggregating £838.2 million (31 March 2012: £865.8 million) to purchase minimum or fixed quantities of material.

There are guarantees provided in the ordinary course of business of £12.0 million (31 March 2012: £6.9 million), of which £Nil million (31 March 2012: £2.8 million) are to HMRC.

Financial instruments

As disclosed in note 33 of the annual accounts, the group entered into a number of cash flow derivative contracts to manage its foreign currency exposure.

The group uses USD/GBP forward and option contracts, USD/Euro forward contracts and other currency options to hedge future cash flows from sales and purchases. The time value of hedges is considered ineffective in the hedge relationship and the change in fair value is recognised immediately in the income statement. Cash flow hedges are expected to be recognised in the profit or loss during the years ended 31 March 2013 to 2016.

The group has a number of USD/Euro options which are entered into as an economic hedge of the financial risks of the group. These contracts do not meet the hedge accounting criteria of IAS39, so the change in value is recognised immediately in the income statement.

Notes (continued)

19	Capital management

The Company’s objectives for managing capital are to create value for shareholders, to safeguard business continuity and support the growth of the Company.

The Company determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings. The Company’s policy is aimed at a combination of short-term and long-term borrowings.

The Company monitors the capital structure on the basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the Company.

Total debt includes all long and short-term debts as disclosed in note 14 to the financial statements. Equity comprises all reserves.

The following table summarises the capital of the Company:

	31 December 2012 (unaudited) £m	31 March 2012 (audited) £m

Equity	3,677.1	2,924.2

Short term debt	408.7	494.4
Long term debt	1,494.3	1,499.5

Total debt	1,903.0	1,993.9

Total capital (debt and equity)	5,580.1	4,918.1

20	Related party transactions

The Company’s related parties principally consist of Tata Sons Limited, subsidiaries of Tata Sons Limited, associates and joint ventures of Tata Sons Limited (including Tata Motors Limited). The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for the sale and purchase of products with its associates and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances included in the consolidated condensed interim financial statements.

	Nine months ended 31 December 2012 (unaudited)		Nine months ended 31 December 2011 (unaudited)
	With associates of the parent (unaudited)	With parent company (unaudited)	With associates of the parent (unaudited)	With parent company (unaudited)
	£m	£m	£m	£m

Sale of products	41.3	—	47.3	—
Services received	68.7	—	40.3	—
Trade and other receivables	—	—	16.0	—
Accounts payable	13.8	—	9.1	—
Loans payable	—	—	—	—
Dividends	—	150.1	—	—

Notes (continued)

20	Related party transactions (continued)

Compensation of key management personnel

	Nine months ended 31 December 2012 (unaudited)	Nine months ended 31 December 2011 (unaudited)
	£m	£m

Key management personnel remuneration	8.2	13.5

21	Post balance sheet events

In January 2013, the company issued $500m of Senior Notes due in 2023 at 5.625%.

In January 2013, the company invested £70m into its 50:50 joint venture in China, Chery Jaguar Land Rover Automotive Co., Ltd.

Front Cover Pictures

Jaguar F-TYPE on US launch

Land Rover sponsored Race2Recovery in Dakar rally

Vehicles above

All new Range Rover

Jaguar XF Sportbrake

For further details visit www.jaguarlandrover.com

Jaguar Land Rover Automotive plc

Abbey Road

Whitley

Coventry

CV3 4LF

Jaguar Land Rover results under IFRS for the period ended 31 December 2012

14 February 2013

Disclaimer

Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.

• Q3 FY13 represents the 3 month period from 1 October 2012 to 31 December 2012

• Q3 FY12 represents the 3 month period from 1 October 2011 to 31 December 2011

• FY13 represents the 12 month period from 1 April 2012 to 31 March 2013

• FY12 represents the 12 month period from 1 April 2011 to 31 March 2012

Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU

2

Participants

Kenneth Gregor C. Ramakrishnan

CFO Jaguar Land Rover CFO Tata Motors

Bennett Birgbauer

Treasurer Jaguar Land Rover

3

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 14

Closing Q&A 17

4

Q3 FY13 financial highlights

Retail volumes 89,000, up 14% from prior year , reflecting higher Evoque and Freelander volumes

EBITDA £533m, with EBITDA margin of 14%

PBT of £404m for the quarter and £1,167m for the 9 months ended 31 December 2012

Free cash outflow of £132m after investment in the quarter, reflecting working capital timing; positive free cash flow of £90m for 9 months year to date

Cash and financial deposits £2,141m and undrawn committed bank lines £991m.

Successful new 10 year bond issue in January, raising $500m at 5.625%

5

Key financial metrics

Key metrics - IFRS

Quarter ended 31 December 9 months ended 31 December

(£ millions, unless stated) 2012 2011 Change 2012 2011 Change

Retail volumes (‘000 units) 89 78 11 260 208 52

Wholesale volumes (‘000 units) 95 86 9 256 216 40

Revenues (IFRS) 3,804 3,749 55 10,731 9,367 1,364

EBITDA 533 639(106) 1,546 1,420 126

EBITDA % 14.0% 17.0%(3.0) ppt 14.4% 15.2%(0.8) ppt

Profit before tax 404 509(105) 1,167 976 191

Profit after tax 296 393(97) 837 785 52

Free cash flow (1)(132) 385(517) 90 619(529)

Cash 2,141 1,687 454 2,141 1,687 454

1 Cash from operating activities after investing activities (excluding investments in financial deposits)

2 Includes cash and cash equivalents and financial deposits

6

Overall performance continues to be good

Land Rover retail volume up 12,000 units (17%) – primarily reflects increases in the Range Rover Evoque, Range Rover Sport and the Freelander

Jaguar retail volume down 1,000 units (8%) – reflecting weaker XJ segment ahead of full start of new AWD and engine options for XF and XJ and XF Sportbrake EBITDA of £533m (margin of 14.0%), in line with recent quarters and management expectations. However, lower than the very strong quarter a year ago, reflecting a number of factors including:—product mix of more Evoque and Freelander and less Range Rover in its run-out phase—on-going effect of higher marketing costs compared to the low levels experienced in Q3 of the prior year—launch costs of the new Range Rover—continued growth in product investment & related costs to support future business growth

7

Quarterly retail volumes by carline

Jaguar – Q3 FY13 vs Q3 FY12

13 Down 8% 12 XK

1 1 XJ

4 3

8 8 XF

Total

Q3 FY12 Q3 FY13

Land Rover – Q3 FY13 vs Q3 FY12

Up 17% 77

2

65

28

20

14 15

4

7

12

9

11 11

5 4

Q3 FY12 Q3 FY13

New Range Rover

Range Rover Evoque Range Rover Sport

Range Rover Freelander Discovery Defender

Quarterly retail volumes by geography

UK North America China Q3 FY13

Up 11%

14

13

10 11

2 3

Q3 FY12 Q3 FY13

Down 6%

17

16

14 13

3 3

Q3 FY12 Q3 FY13

Up 54%

20

13

18

11

2 2

Q3 FY12 Q3 FY13

All other UK

markets 15.8%

Asia (ROW)

Pacific 16.8%

4.9% North

America

Europe 17.8%

(ex.

Russia)

22.5%

China

22.3%

89k units

Europe Asia Pacific All other markets Q3 FY12

Up 7%

19 20

16 18

3 2

Q3 FY12 Q3 FY13

Up 36%

4

3

2 4

1 1

Q3 FY12 Q3 FY13

Up 4%

14 15

13 13

2 2

Q3 FY12 Q3 FY13

All other UK

markets 16.1%

(ROW)

Asia 18.3%

Pacific

4.1% North

America

Europe 21.4%

(ex.

Russia)

23.9%

China

16.3%

78k units

Land Rover Jaguar

Income statement

Consolidated income statement—IFRS

Quarter ended 31 December 9 months ended 31 December

(£ millions, unless stated) 2012 2011 Change 2012 2011 Change

Revenues 3,804 3,749 55 10,731 9,367 1,364

Material cost of sales(2,409)(2,386)(23)(6,834)(6,062)(772)

Employee costs(353)(254)(99)(968)(700)(268)

Other expenses(738)(661)(77)(2,045)(1,742)(303)

Product development costs capitalised 229 191 38 662 557 105

EBITDA 533 639(106) 1,546 1,420 126

Depreciation and amortisation(169)(136)(33)(409)(342)(67)

Foreign exch. gain/(loss) (net) 11 14(3) 10(42) 52

Net finance income / (expense)1 29(8) 37 20(60) 80

Profit before tax 404 509(105) 1,167 976 191

Income tax expense(108)(116) 8(330)(191)(139)

Profit after tax 296 393(97) 837 785 52

1. Includes £39m mtm gain of bond call options

10

YTD cash generation and strong liquidity

Consolidated cash flow—IFRS

Quarter ended 31 December 9 months ended 31 December

(£ millions, unless stated) 2012 2011 Change 2012 2011 Change

Cash from operating activities 487 684(197) 1,484 1,535(51)

Working capital changes & tax paid(173) 33(206)(160) 168(328)

Cash flow from operations 314 717(403) 1,324 1,703(379)

Investment in tangible and intangible assets(496)(316)(180)(1,317)(1,037)(280)

Other (including finance income) 50(16) 66 83(47) 130

Free cash flow (before financing)(132) 385(517) 90 619(529)

Investment in financial deposits 75 —(300) -(300)

Changes in debt 146 24 122(85) 151(236)

Dividend paid — -(150) -(150)

Finance expenses and fees(49)(62) 13(144)(111)(33)

Net change in cash & cash equiv. 40 347(307)(589) 659(1,248)

Cash & cash equivalents at beginning of period 1,801 1,340 461 2,430 1,028 1,402

Cash & cash equivalents at end of period 1,841 1,687 154 1,841 1,687 154

Memo: cash including short term deposits 2,141 1,687 454 2,141 1,687 454

11

Strong financing structure

Key financial indicators—IFRS

(£ millions, unless stated) 31 December 2012 31 December 2011 Change

Cash 2,141 1,687 454

Long term undrawn credit facilities 795 610 185

Other undrawn committed facilities 196 115 81

Total liquidity 3,132 2,412 720

Total equity 3,677 2,018 1,659

Total Debt(1,886)(1,563)(323)

Net cash 255 124 131

Total debt / annualised EBITDA 0.9 x 0.6 x(0.3) x

Total debt/equity 0.5 x 0.8 x 0.3 x

12

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 14

Closing Q&A 17

13

Developments

Constructing the new engine plant in the UK, with the external structure almost complete

Laid the foundation stones for the joint venture with Chery in China

14

Summary

Good overall performance in the first nine months

Going forward focus is on:

- continuing launch of new Range Rover

- full launch of new Jaguar engine and AWD options as well as XF Sportbrake and, starting in April, the F-TYPE

- continuing to monitor economic and sales trends closely to balance sales and production—planned investments in future new products and technologies to meet customer aspirations and regulatory environmental standards. Total capital spending in FY14 is expected to be in the region of £2.75bn

- generating strong operating cash flows to support these future investments

15

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 14

Closing Q&A 17

16

Q&A

Additional slides

Q3 key metrics – solid quarter compared to Q1 and Q2

Key metrics

(£ millions, unless stated) Q1 Q2 Q3 YTD

Retail volumes (‘000 units) 86 85 89 260

Wholesale volumes (‘000 units) 84 77 95 256

Revenues (IFRS) 3,638 3,288 3,804 10,731

EBITDA 527 486 533 1,546

EBITDA % 14.5% 14.8% 14.0% 14.4%

Profit before tax 333 431 404 1,167

Free cash flow 106 116(132) 90

9 month retail volumes by carline

Jaguar – 9 months FY13 vs 9 months FY12

Down 1%

XK

39 38

XJ

4 3

12 11

XF

23 25

Total

9 months FY12 9 months FY13

Land Rover – 9 months FY13 vs 9 months FY12

Up 31%

221

2

168

79

23

41

42

22 17

35 36

33 33

15 11

9 months FY12 9 months FY13

New Range RoverRange Rover Evoque Range Rover SportRange Rover Freelander Discovery Defender

9 month retail volumes by geography

UK North America China 9 month FY13

Up 22% 47 38 36 28 10 10

9 months 9 months

FY12 FY13

Up 6% 43 45 32 36 10 9

9 months 9 months

FY12 FY13

Up 63% 55 34 50 29 5 5

9 months 9 months

FY12 FY13

All other UK

markets 18.0%

Asia (ROW)

Pacific 17.0%

4.8% North

Europe America

(ex. 17.5%

Russia)

21.4%

China

21.4%

260k units

Europe Asia Pacific All other markets 9 month FY12

Up 23% 55 45 48 38 7 7

9 months 9 months

FY12 FY13

Up 33% 9 12 7 10 2 3

9 months 9 months

FY12 FY13

Up 16% 44 38 40 34 4 4

9 months 9 months

FY12 FY13

All other UK

markets 18.5%

(ROW)

Asia 18.3%

Pacific

4.5%

North

Europe America

(ex. 20.6%

Russia)

21.7%

China

16.4%

208k units

Land Rover Jaguar

Quarterly wholesale volumes by carline

Jaguar – Q3 FY13 vs Q3 FY12

Down 1% 15 15 XK 1 1 XJ 5 4

XF

9 9

Total

Q3 FY12 Q3 FY13

Land Rover – Q3 FY13 vs Q3 FY12

Up 12% 80 3 71 31 24 14 14 2 8 15 9 11 11 5 4

Q3 FY12 Q3 FY13

New Range Rover Range Rover Evoque Range Rover Sport Range Rover

Freelander Discovery Defender

Quarterly wholesale volumes by geography

UK

Flat 14 14 11 11 3 3

Q3 FY12 Q3 FY13

North America

Up 4% 17 18 13 13 4 5

Q3 FY12 Q3 FY13

China

Up 32% 20 15 18 13 2 2

Q3 FY12 Q3 FY13

Q3 FY13

AllAll other other UK

markets markets 17.6%15.0%

Asia (ROW) (ROW)

AsiaPacific 16.6% 15.5%

Pacific4.8% North

4.9% Europe America North

(ex. 16.2% America

EuropeRussia) 18.9%

(ex.22.8%

Russia) China

23.5% 23.0%

China

21.1%

95k units

Europe

Up 8% 22 21 18 20 3 2

Q3 FY12 Q3 FY13

Asia Pacific

Up 43% 5 3 2 4 1 1

Q3 FY12 Q3 FY13

All other markets

Down 2% 16 16 15 14 1 2

Q3 FY12 Q3 FY13

Q3 FY12

All other UK

markets 16.5%

(ROW)

Asia 18.5%

Pacific

3.8% North

America

Europe 19.9%

(ex.

Russia)

23.8%

China

17.5%

86k units

Land Rover Jaguar

9 month wholesale volumes by carline

Jaguar – 9 months FY13 vs 9 months FY12

Down 8%

XK

40 37

XJ 4 3 12 10

XF 24 23

Total

9 months FY12 9 months FY13

Land Rover – 9 months FY13 vs 9 months FY12

Up 24%

219 3 176 82 32 41 41 22 14 34 37 33 32 14 11

9 months FY12 9 months FY13

New Range

Rover

Range Rover

Evoque

Range Rover

Sport

Range Rover

Freelander

Discovery

Defender

9 month wholesale volumes by geography

UK

Up 3% 41 43 31 34 11 9

9 months 9 months

FY12 FY13

North America Up 9% 46 42 32 37 10 9 9 months 9 months FY12 FY13 China Up 53% 55 36 50 30 5 5 9 months 9 months

FY12 FY13 9 month FY13 All other UK markets 16.6% (ROW) Asia 17.6% Pacific 4.8% North America Europe 18.0%

(ex. Russia) 21.5% China 21.5% 256k units Europe Up 13% 55 49 41 49 8 6 9 months 9 months FY12 FY13

Asia Pacific Up 29% 10 12 7 10 2 3 9 months 9 months FY12 FY13 All other markets Up 16% 45 39 41 35 4 4 9 months 9 months

FY12 FY13 9 month FY12 All other UK markets 19.1%

(ROW) Asia 17.9% Pacific 4.4% North Europe America

(ex. 19.4% Russia) 22.5% China 16.6% 216k units Land Rover Jaguar

Product and other investment

Key financial indicators—IFRS

Quarter ended 31 December 9 months ended 31 December

(£ million, unless stated) 2012 2011 Change 2012 2011 Change

R&D expense

Capitalised 229 191 38 662 557 105

Expensed 46 43 3 144 104 40

Total R&D expense 275 234 41 806 661 145

Investment in tangible and other intangible 267 125 142 655 480 175 assets

Total product and other investment 542 359 183 1,461 1,141 320

26